  Exhibit 99.1

Trilogy International Partners Inc. Announces Bolivian Subsidiary Bond Offering

BELLEVUE, Wash., August 28, 2020 -- Trilogy International Partners Inc. (“TIP Inc.”), an international wireless and fixed broadband telecommunications operator, announced today that its Bolivia subsidiary, Empresa de Telecomunicaciones Nuevatel (PCS de Bolivia) S.A. (“NuevaTel”) has commenced an offering of bonds in the aggregate principal amount of up to US$24.2M.

NuevaTel’s bond offering consists of two series of bonds, both to be denominated in Bolivianos. Series A, in a principal amount of up to approximately US$9.7M, will bear interest at the rate of 5.8%, with principal repayment beginning 41 months after issuance and a maturity date of 5 years after issuance. Series B, in a principal amount of up to approximately US$14.5M, will bear interest at the rate of 6.5%, with principal repayment beginning 60 months after issuance and a maturity date of 8 years after issuance. NuevaTel will use the net proceeds of the offering to repay existing indebtedness of approximately US$11.8M, which matures within the next year, as well as for capital expenditures. The bonds will be secured with certain sources of NuevaTel cash flows and will be tradeable on the Bolivian Stock Exchange. The bonds contain certain financial covenants including a debt service ratio. The debt service ratio will be applicable starting with the first quarter of 2022. The bonds have no recourse to TIP Inc. or its subsidiaries other than Nuevatel; further, TIP Inc. and its subsidiaries other than Nuevatel have no obligations related to the new bonds. Nuevatel has received commitments for approximately $19.5M of the bond offering, including all of Series A. The bond offering will be open through October 31, 2020.

About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

Cautionary Statements
Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected closing date of the bond offering, and use of proceeds therefrom. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.

Erik Mickels
Senior Vice President, Chief Financial Officer
+1 (425) 458-5900

Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900